UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Material Agreement

On June 11, 2026, ReTo Eco-Solutions, Inc (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with several purchasers (the “Purchasers”) for a private placement (the “PIPE”) of (i) 2,968,747 Class A shares with no par value (the “Shares”) and (ii) 5,937,494 warrants (the “Warrants”, and the Shares underlying such Warrants, the “Warrant Shares”), with each Warrant to purchase one Warrant Share, at an combined price of $1.28 per share and two associated Warrants.

The exercise price to purchase each Warrant Share is at an initial exercise price of $1.28 per share (“Initial Exercise Price”), subject to adjustment, including cashless exercise and exercise reset, however, in no event shall the exercise price be lower than $0.10 per share and the maximum amount of Shares issuable upon exercise of the Warrants will not exceed 5,937,494 Shares. The Warrants are exercisable upon issuance and will expire five years from their Initial Exercise Date. Pursuant to the Securities Purchase Agreement, on the seventh calendar days after the issuance date (the “Initial Exercise Date”) of the Warrants, the exercise price of the Warrants shall be adjusted to 20% of the Initial Exercise Price. In addition, starting on the tenth calendar days following the Initial Exercise Date, the holder of the Warrants may alternatively exchange all, or any part, of the Warrants into such aggregate number of Shares equal to the product of (x) 0.9 and (y) such aggregate number of Warrant Shares underlying such portion of the Warrants to be exercised.

In addition, the Company and certain Purchasers (the “Lenders”) have entered into a loan agreement (the “Loan Agreement”) dated May 21, 2026, which the Lenders agreed to lend to the Company an aggregate principal sum of US$3,800,000, with a term of one month (the “Debt”). As the consideration of the PIPE, the Lenders have subsequently signed a surrender letter dated June 11, 2026 (the “Surrender Letter”) to surrender and forever relinquish any and all the rights, claims, and interests that he/she has (or may have) to the repayment of the Debt under the Loan Agreement in exchange for the Shares being issued under the PIPE. This surrender includes any accrued but unpaid interest, if applicable, and any other amounts due to the Lenders under the Loan Agreement.

The PIPE is expected to close on June 12, 2026. The Company intends to use the net proceeds for working capital and general corporate purposes.

The Shares and Warrants were issued in reliance on Section 4(a)(2) and/or Regulation D promulgated under the Securities Act of 1933, as amended.

The foregoing description of the Warrants and the Securities Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Securities Purchase Agreement, form of Securities Purchase Agreement and form of Surrender Letter, which are attached hereto as Exhibits 4.1, 10.1 and 10.2 and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrants
10.1	Form of Securities Purchase Agreement
10.2	Form of Surrender Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Date: June 12, 2026	By:	/s/ JOHNNY TIONG SIE WEI
	Name:	JOHNNY TIONG SIE WEI
	Title:	Chief Executive Officer

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